P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

December 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 181 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 182 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective March 1, 2014. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of providing updated disclosure related to a sub-adviser charge for Transamerica Global Macro. The Amendment is also being filed to register five new series to the Registrant: Transamerica Concentrated Growth, Transamerica Global Bond, Transamerica Inflation Opportunities, Transamerica Intermediate Bond, and Transamerica Strategic High Income. Each of the new series will offer Class I2 shares. Transamerica Concentrated Growth, Transamerica Global Bond, Transamerica Inflation Opportunities and Transamerica Strategic High Income will also offer Class A, Class C, and Class I shares.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.